Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 10-SB/A-1


GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934


CENTER STAR GOLD MINES, INC.
(Exact name of Registrant as specified in charter)


     Nevada                                     87-0617674
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization


   5814 South 900 East, Salt Lake City, UT              84117
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, including area code:  (801) 269-9500


Securities to be registered pursuant to Section 12(b) of the Act:

                                  Name of each exchange on which
     Title of each class          each class is to be registered
     None                         N/A


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
          Common Stock
          Par Value $.001

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Center Star Gold Mines, Inc. (the "Company") was incorporated under the laws of the State of Idaho on May 1, 1961, under the name of Center Star Mines, Inc., for the primary purpose of exploring for commercial gold deposits. The Company changed its corporate name on May 15, 1962, to Center Star Gold Mines, Inc. The Company had owned various unpatented mining claims near Grangeville, Idaho from 1962 until the last mining claim was abandoned in 1995. The claims were abandoned because the Company did not have adequate working capital in order to pay the annual maintenance fee of $100 per mining claim to the U.S. Bureau of Land Management. Since 1995, the Company has been inactive.

        On April 25, 1997, Frank A. Morbeck and Marilyn L. White, officers and directors of the Company, resigned all their positions and agreed to forgive any debt owed by the Company to them. Donald Beehner, then a director of the Company, also resigned. Howard M. Oveson, Robert K. Hatch, and Rhonda Eardley were appointed to the board of directors for the purpose of cleaning up the company records and bringing all of its filings and financial statements current. The new board of directors would also seek business opportunities for the Company. In connection with the change of control, Milagro Holdings, Inc., a Delaware corporation controlled by Mr. Oveson, paid $20,000 to Mr. Morbeck for forgiveness of $3,624 owed to him by the Company and for the purchase of 466,500 pre-reverse split shares of common stock of the Company owned by him. Such shares represented approximately 10.76% of the outstanding stock of the Company at such time.

     On April 6, 1998, the Company issued 662,949 pre-reverse split shares of common stock to Howard M. Oveson for his services in cleaning up the books and records of the Company and in preparing it to seek a suitable business venture.

     On May 7, 1998, the shareholders of the Company authorized a change of domicile of the Company to the State of Nevada by means of merger with and into a Nevada corporation formed by the Company for this purpose. The articles of merger became effective July 21, 1998. The Nevada company was incorporated on June 2, 1998.

     On May 7, 1998, the shareholders of the Company also authorized a reverse split of the 5,000,000 outstanding shares of common stock of the Company at the rate of one share for each four shares outstanding. The reverse spit reduced the number of outstanding shares to 1,249,960 and was effective August 12, 1998. In addition, the shareholders approved an amendment to Article V of the Articles of Incorporation of the Company to increase the number of authorized shares of common stock to 50,000,000 and to reduce the par value to $.001.

     On May 7, 1998, the shareholders of the Company authorized a change to
Article II of the Articles of Incorporation changing the purpose of the Company to allow it to conduct operations other than in the mining industry. The shareholders also authorized the elimination of Article IX of the Articles of Incorporation which dealt with directors interested in certain transactions since such provisions were codified in the corporate law of the State of Nevada.

     In August, 1998, the Company issued 2,000,000 post-reverse split shares of common stock to Milagro Holdings, Inc., a Delaware corporation controlled by Howard M. Oveson, an officer and director of the Company, for the settlement of debt for $4,760 advanced to the Company by Milagro Holdings, Inc., which funds were used for operations of the Company. A Debt Settlement Agreement relating to this transaction was also executed on the same date.

   Business

     The Company is currently seeking potential business acquisitions or opportunities to enter into in an effort to commence business operations. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity.

        The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of shareholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. Neither the Company's Articles of Incorporation nor its Bylaws require stockholder approval for any such acquisition. The Company does not intend to provide any disclosure documentatio n to its shareholders prior to any acquisition transaction. However, as a reporting issuer subject to the reporting requirements of the 1934 Act, the Company will be required to disclose any such transaction in a Current Report on Form 8-K, including audited financial statements of the acquired entity and consolidated pro forma financial statements.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources available to it through advances by management, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgement.

        Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quoted on the OTC Bulletin Board, a company must be subject to the reporting requirements of the 1934 Act, either by virtue of filing a registration statement on Form 10 or Form 10-SB, or by filing a registration statement under the 1933 Act. This Registration Statement became effective on March 12, 1999, but the Company received comments from the staff of the Securities and Exchange Commission for which the Company is providing responses and amending its initial filing by means of this amendment. Upon the satisfactory completion of all comments, and prior to seeking a new business venture, the Company intends to apply for quotation of the Company's common stock on the OTC Bulletin Board. If the Company is successful in having its common stock quoted on the OTC Bulletin Board, of which there is no assurance, management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. The Company anticipates that it will voluntarily file periodic reports with the Securities and Exchange Commission, even in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934.

        In connection with the application for quotation of the Company's common stock on the OTC Bulletin Board, management intends to seek a broker-dealer to become the initial market maker for the Company's common stock and to submit the application to the OTC Bulletin Board. There have been no preliminary discussions or understandings between the Company, or anyone acting on its behalf, and any market maker regarding such application or the participation of any such market maker in the future trading market for the Company's common stock. Management intends to contact broker-dealers who make markets in Bulletin Board companies until one agrees to make the application. There is no assurance that the Company will be successful in locating such a broker-dealer, or that the application, if submitted, would be approved. The Company does not intend to use outside consultants to obtain market makers.

        Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

         Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

        Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

        The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community, attorneys and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

        The Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

        Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

        Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders. However, due to the minimal amount of time devoted to management by any person other than the Company's directors and executive officers, there are no preliminary agreements or understandings with respect to management compensation. Although it is not prohibited by statute or its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

        Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Management may actively negotiate or otherwise consent to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition. It is not anticipated that any such opportunity will be afforded to other stockholders or that such stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transaction. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

        None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

     The Company has had no employees since discontinuing its operations and does not intend to employ anyone in the future, unless its present business operations were to change. Except for the 662,949 pre-reverse split shares issued to Mr. Oveson as set forth above, the Company is not paying salaries or other forms of compensation to any officers or directors of the Company for their time and effort. Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-of-pocket expenses.


ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company. Since 1995, when the last unpatented mining claim was abandoned, the Company has had no operations. The Company was organized for the purpose of engaging in mining activities; however, the Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern. The Company intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and, unless required by applicable law, the articles of incorporation, or the bylaws, or by contract, stockholders' approval will not be sought.

     The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, the failure to consummate the particular transaction may result in a the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.


ITEM 3.  DESCRIPTION OF PROPERTY

        Since 1998, the Company's administrative offices have been located at 5814 South 900 East, Salt Lake City, Utah 84117, which are the offices of Rhonda Eardley, the secretary and a director of the Company. Mrs. Eardley has allowed the Company to use this office space without charge.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of June 2, 1999, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                                Amount and Nature
Name and Address                of Beneficial
of Beneficial Owner             Ownership (1)               Percent of Class

Howard M. Oveson                2,165,737 (2)               66.64%
57 West 200 South   Suite 310
Salt Lake City, UT   84101

Milagro Holdings, Inc.          2,000,000 (3)               61.54%
57 West 200 South   Suite 310
Salt Lake City, UT   84101

Rhonda Eardley                    116,625 (4)                3.59%
4970 South 900 East
Suite F104
Salt Lake City, UT 84117

Robert K. Hatch                       -0-                    0.00%
841 Three Fountains Dr.
No. 253
Murray, UT 84101

Executive Officers and          2,282,362                   70.23%
Directors as a Group
(3 Persons)

     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power. The number of shares set forth in this table gives effect to the one-for-four reverse split of the outstanding shares of common stock effective August 12, 1998.

     (2) Mr. Oveson is deemed to share beneficial ownership of 2,000,000 of such shares with Milagro Holdings, Inc., the direct and record owner of such sha res.

     (3) These shares are held directly and of record by Milagro Holdings, Inc., a corporation controlled by Howard M. Oveson, an officer and director of the Company. Such entity is deemed to share beneficial ownership of such shares with Mr. Oveson.

     (4) These shares are owned directly by the husband of Mrs. Eardley and they are deemed to share beneficial ownership of such shares.

     The Company is seeking potential business acquisitions or opportunities. (See "Item 1. Description of Business.") It is likely that such a transaction would result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

        The following table sets forth as of June 2, 1999, the name, age, and position of the executive officers and directors of the Company and the term of office of such directors:

     Name               Age     Position(s)                 Director Since

     Howard M. Oveson   65     Director & President          September 1997
     Keith R. Hatch     70     Director & Vice-President     September 1997
     Rhonda Eardley     38     Director, Secretary &         September 1997
                               Treasurer

     Set forth below is certain biographical information regarding the Company's current executive officers and directors:

             HOWARD M. OVESON has been self-employed since 1980 as a business consultant to private and public companies. Mr. Oveson has also been a director and the secretary/treasurer since July 1995, and the president since June 1998, of Apex Minerals Corporation, a Delaware corporation, which company is a reporting company with the Securities and Exchange Commission. On March 17, 1992, Howard M. Oveson, an officer and director of the Company, filed a petition under the federal bankruptcy laws in the U. S. Bankruptcy Court, District of Utah (Salt Lake), Petition No. 92-21860. The case was originally filed under Chapter 11 of the U. S. Bankruptcy Code, and was converted to Chapter 7 on November 12, 1992. The final decree in the case was issued on November 10, 1996.

          ROBERT K. HATCH has served on boards of public and private corporations and offered his consulting services. Mr. Hatch has been retired since 1990. Prior to 1990 he was employed by the Newspaper Agency in Salt Lake City, Utah.

          RHONDA EARDLEY has over seven years experience as a dental assistant. For the past four years she has worked as a corporate secretary and office manager for various small companies.

        Management devotes only nominal time to the activities of the Company. If the Company is able to locate a suitable new business venture, it is anticipated that Mr. Oveson will devote substantially all of his time to completing the acquistion.

   Other Public Shell Activities

        Mr. Oveson has been involved as a director or executive officer of other companies that may be deemed to be "blank check" companies, but has not been involved in any blank check public offerings. Neither Mr. Hatch nor Ms. Eardley has had any prior experience with blank check/blind pool companies.

        The information set forth below is provided for the reporting companies for which Mr. Oveson has served as a director, executive officer, or consultant, and which have completed a reorganization or merger, and the consideration received in connection with each reorganization. Following each such reorganization, Mr. Oveson had no involvement with the company.

        1.MSI Holdings, Inc., a Utah corporation ("MSI"). The reorganization was completed on June 23, 1997. Mr. Oveson was a director and an executive officer of MSI at the time of the reorganization and received approximately $100,000 for his services in connection with the reorganization. According to the most recent annual report of MSI on Form 10-KSB (SEC file no. 000-08164) for the year ended March 31, 1998, MSI had revenues of $2,740,821 for such year and provides communications services specializing in turnkey solutions for high-speed Internet connectivity, communication infrastructure design and installation, and network system integration for customers in both the private and public sectors.

        2.Consolidated Medical Management, Inc., a Montana corporation ("CMMI"). The reorganization was completed on May 23, 1998. Mr. Oveson was a consultant to CMMI at the time of the reorganization and received approximately $100,000 for services rendered his services in connection with the reorganization. According to the most recent annual report of CMMI on Form 10-KSB (SEC file no. 333-50807) for the year ended December 31, 1998, CMMI had revenues of $921,502 for such year and provides management and other services for home healthcare providers predominately in southern
Louisiana.

        3.International Cavitation Technologies, Inc., a Colorado corporation ("ICT"). The reorganization was completed on September 29, 1998. Mr. Oveson was a director and an executive officer of ICT at the time of the reorganization and received approximately $150,000 for services rendered in connection with the reorganization. According to the most recent quarterly report of ICT on Form 10-QSB (SEC file no. 000-09015) for the quarter ended February 28, 1999, ICT had a net loss of $(289,440) for the nine months then ended. According to such report, ICT is proposing to oversee the commercial implementation of its various patented processes related to the use of ion collider technology to separate particles from liquid, enhance the recovery of crude oil, increase the amount of hydrocarbons recoverable from underground reservoirs, and water clarification.


ITEM 6.  EXECUTIVE COMPENSATION

     According to information supplied by the president of the Company, there has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company during the year ended December 31, 1998, or the two prior fiscal years, except for the 165,737 post-reverse split shares which were issued to Mr. Oveson on April 6, 1998, for services rendered to the Company. Such shares were valued at $663, the par value of the post-reverse shares. There was no market value for such shares at the time of issuance.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since September 1997, Milagro Holdings, Inc., a corporation owned and controlled by Mr. Howard M. Oveson, an officer and a director of the Company, has advanced approximately $5,690 to the Company for the purpose of paying current expenses for the benefit of the Company's operations. In addition, such entity paid $3,624 to a former officer and director of the Company for funds advanced to the Company by such individual.

        Mr. Howard M. Oveson, an officer and a director of the Company, is also an officer or director of Apex Minerals Corporation and Silver Beaver Mining Company, Inc. These publicly held companies are also seeking business opportunities, and it is possible that conflicts between such entities and the Company for new business opportunities may arise. There is no agreement among such entities concerning such conflict. However, Mr. Oveson intends to present information for each entity to management for any potential new business opportunity and allow them to decide which, if any, company they wish to pursue.

     Mr. Howard M. Oveson, an officer, director, and controlling shareholder of the Company, continues to advance funds to the Company for expenses of the Company and Rhonda Eardley, an officer and director of the Company, continues to provide office space for the Company at no cost. There is no agreement or commitment by either Mr. Oveson or Ms. Eardley in regard to continuing to advance funds or provide such office space. However, it is anticipated that such monetary advances and office space will continue to be furnished until the Company locates a new business venture.


ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 50,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of December 14, 1998, the Company had outstanding 3,249,960 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting. Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of Directors.
At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        There is no established trading market for the common stock of the Company. However, the common stock is quoted on the Pink Sheets published by the National Quotation Bureau. There are two market makers listed in the Pink Sheets, but management does not believe that a significant number of shares, if any, has traded during the periods listed below. The table below sets forth for the periods indicated the high and low bid quotations as reported by one of the market makers. These quotations reflect inter-dealer prices, without retail market-up, mark-down, or commission and may not necessarily represent actual transactions, if any. Effective May 7, 1998, the outstanding shares of common stock of the Company were reverse split on a one-for-four share basis. The following table reflects the post-split prices:

                      Quarter                        High       Low

FISCAL YEAR ENDED     First                          $0.004     $0.004
DECEMBER 31, 1997     Second                         $0.004     $0.004
                      Third                          $0.004     $0.004
                      Fourth                         $0.004     $0.004

FISCAL YEAR ENDED     First                          $0.004     $0.004
DECEMBER 31, 1998     Second                         $0.004     $0.004
                      Third                          $0.004     $0.004
                      Fourth                         $0.004     $0.004

FISCAL YEAR ENDING
DECEMBER 31, 1999     First                          $0.3       $0.3

     None of the common shares are subject to outstanding options or warrants. Of the outstanding common shares, 2,282,362 shares are subject to Rule 144 under the Securities Act.

     Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

     At December 14, 1998, the Company had approximately 930 shareholders of record as reported by the Company's transfer agent. The transfer agent for the Company is Fidelity Transfer Company, 1800 South West Temple, Suite 301, Salt Lake City, UT 84115; telephone number (801) 484-7222.


ITEM 2.  LEGAL PROCEEDINGS

     No legal proceedings are reportable pursuant to this item.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change in accountant is reportable pursuant to this item.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On April 6, 1998, the Company issued 165,737 post-reverse split shares of its common stock to Howard M. Oveson for services rendered to the Company. At such time the shares issued to Milagro Holdings represented approximately 13.26% of the outstanding common stock of the Company. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

     On August 4, 1998, the Company issued 2,000,000 post-reverse split shares of its common stock to Milagro Holdings, Inc., a Delaware corporation controlled by Howard M. Oveson, for settlement of a debt owed by the Company to Milagro Holdings, Inc. in the amount of $4,760 owed by the Company for cash advances to the Company. At such time the shares issued to Milagro Holdings represented approximately 62% of the outstanding common stock of the Company. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     Article VI of the bylaws of the Company provides that the corporation shall indemnify its directors, officers, agents and other persons to the full extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

     Financial Statements. The following financial statements are included in this statement:
                                                                          PAGE
Unaudited financial statements for the three months ended March 31, 1999

     Balance Sheets as of March 31, 1999, and December 31, 1998            F-1

     Statements of Operations for the three months ended March 31, 1999 and 1998, and the period from June 2, 1998 (inception) to
          March 31, 1999                                                   F-2

     Statements of Cash Flows for the three months ended March 31, 1999 and 1998, and the period from June 2, 1998 (inception) to
          March 31, 1999                                                   F-3

     Notes to Financial Statements                                         F-4

     Audited financial statements for the years ended December 31, 1998, 1997 and 1996

     Report of Schvaneveldt and Company, Certified Public Accountants      F-5
     Balance Sheets as of December 31, 1998, 1997 and 1996                 F-6
     Statements of Operations for the years ended December 31, 1998,
          1997 and 1996                                                    F-7
     Statements of Stockholders' Equity for the period December 31, 1995
          to December 31, 1998                                             F-8
     Statements of Cash Flows for the years ended December 31, 1998,
          1997 and 1996                                                    F-9
     Notes to Financial Statements                                         F-10

Center Star Gold Mines, Inc.
(A Development Stage Company)
Balance Sheets


                                                 March             December
                                                 31, 1999          31, 1998

               ASSETS

Current Assets
     Cash                                       $     -0-         $     -0-

     Total Assets                               $     -0-         $     -0-

     LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts Payable                           $     500         $     500

     Total Current Liabilities                        500               500

Stockholders' Equity
     Common Stock; $.001 Par Value, 50,000,000
     Shares Authorized; 3,249,760 Shares
     Issued and Outstanding Retroactively
     Restated                                       3,250             3,250
     Paid In Capital                              436,008           436,008
     Accumulated Deficit                         (439,758)         (439,758)

          Total Stockholder' Equity                  (500)             (500)

     Total Liabilities & Stockholders' Equity   $     -0-         $     -0-

Center Star Gold Mines, Inc.
(A Development Stage Company)
Statement of Operations

                                                                For the period
                                                                     From
                            For the three    For the three        June 2, 1998
                            Months ended     Months ended       (Inception) to
                                March            March               March
                              31, 1999         31, 1998            31, 1999

Revenues
     Transfer Fees          $     -0-        $     -0-           $     -0-

Operating Expenses
     Legal & Accounting           -0-              -0-               4,400
     Fees                         -0-              -0-                 990
     Consulting Fees              -0-              -0-                 663

     Total Operating Expenses     -0-              -0-               6,053

     (Loss) from Operations       -0-              -0-              (6,053)

Other Income
     Forgiveness of Debt          -0-              -0-               3,624

     Net (Loss)             $     -0-        $     -0-           $  (2,429)

     Net (Loss) Per Share   $     .00        $     .00           $     .00

     Weighted Average
     Number of Shares         3,249,960      1,084,263            3,249,960

Center Star Gold Mines, Inc.
(A Development Stage Company)
Statements of Cash Flows

                                                              For the period
                                                                    From
                              For the three    For the three    June 2, 1998
                              Months ended     Months ended    (Inception) to
                                  March            March            March
                                31, 1999         31, 1998         31, 1999
Cash Flows from Operating
Activities
     Net (Loss)                 $     -0-       $     -0-      $     (2,429)
     Adjustments to Reconcile
     Net Income to Net Loss
     Used by Operating
     Activities:
     Forgiveness of Debt              -0-             -0-            (3,624)
     Non Cash Consulting Fees         -0-             -0-               663
     Increase in Accounts Payable     -0-             -0-               500

     Net Cash Used by Operating
     Activities                       -0-             -0-            (4,890)

Cash Flows from Financing
Activities
     Advances from Officer            -0-             -0-             4,890

     Net Cash Used from
     Financing Activities             -0-             -0-             4,890

     Net Decrease in Cash             -0-             -0-              -0-

     Cash at Beginning of Year        -0-             -0-              -0-

     Cash at End of Year        $     -0-       $     -0-        $     -0-

Disclosures from Operating
Activities
     Interest                   $     -0-       $     -0-        $     -0-
     Taxes                            -0-             -0-              -0-

Center Star Gold Mines, Inc.
(A Development Stage Company)
Notes to Financial Statements

NOTE #1 - Organization

The Company was incorporated on May 1, 1961, under the laws of the State of Idaho. On July 21, 1998, the Company filed Articles of Merger in the state of Nevada wherein Center Star Gold Mines, Inc., an Idaho Corporation, merger with Center Star Gold Mines, Inc., a Nevada Corporation, incorporated on June 2, 1998.

The purpose for which the Company is organized is to transact any lawful business or to promote or conduct any legitimate object or purpose under and subject to the laws of the state of Nevada.

Since its incorporation in the State of Nevada the Company is considered to be in the development stage.

Schvaneveldt & Company
Certified Public Accountant
275 East South Temple #300
Salt Lake City, Utah 84111
(801) 521-2392

Darrell T. Schvaneveldt, C.P.A.

Independent Auditors Report

Board of Directors
Center Star Gold Mines, Inc.
(A Development Stage Company)

I have audited the accompanying balance sheets of Center Star Gold Mines, Inc., (a development stage company), as of December 31, 1998, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has an accumulated deficit and a negative net worth at December 31 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Center Star Gold Mines, Inc., (a development stage company), as of December 31, 1998, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


/S/ Schvaneveldt & Company
Salt Lake City, Utah
May 13, 1999

The accompanying notes are an integral part of these financial statements

Center Star Gold Mines, Inc.
(A Development Stage Company)
Balance Sheets
December 31, 1998, 1997 and 1996

                                         December      December      December
                                         31, 1998      31, 1997      31, 1996

     Assets

Current Assets
     Cash                              $     -0-      $     -0-    $      245

     Total Assets                      $     -0-      $     -0-    $      245

     Liabilities & Stockholders' Equity

Current Liabilities
     Advances from Officer             $     -0-       $     3,624 $    2,485
     Accounts Payable                           500         -0-        -0-

     Total Current Liabilities                  500          3,624      2,485

Stockholders' Equity
     Common Stock; $.001 Par Value,
     50,000,000 Shares Authorized;
     3,249,760 and 1,084,223 Shares
     Issued and Outstanding
     Retroactively Restated                   3,250          1,084     1,084
     Paid In Capital                        436,008        432,621   432,621
     Accumulated Deficit                   (439,758)      (437,329) (435,945)

          Total Stockholder' Equity            (500)        (3,624)   (2,240)

     Total Liabilities & Stockholders'
     Equity                              $     -0-      $     -0-   $    245

Center Star Gold Mines, Inc.
(A Development Stage Company)
Statement of Operations
For the Years Ended December 31, 1998, 1997 and 1996

                                            December     December      December
                                            31, 1998     31, 1997      31, 1996

Revenues
     Transfer Fees                       $     -0-       $     46   $    172

Operating Expenses
     Legal & Accounting                       4,400         3,200        -0-
     Fees                                       990           423        -0-
     Office                                    -0-             61        175
     Taxes & Licenses                          -0-             30        -0-
     Loss on Abandoned Mining Claims           -0-            -0-        100
     Consulting Fees                            663           -0-        -0-

     Total Operating Expenses                 6,053         3,714        275

     (Loss) from Operations                  (6,053)       (3,668)      (103)

Other Income
     Forgiveness of Debt                      3,624         2,284        -0-

     Net (Loss)                       ($     2,429)  ($     1,384)($     103)

     Net (Loss) Per Share             ($     .00)    ($     .00)  ($     .00)

     Weighted Average Number of
     Shares                              2,022,847      1,084,263  1,084,263

Center Star Gold Mines, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
For the Period December 31, 1995 to December 31, 1998

                                                 Paid In
                             Common Stock        Accumulated
                             Shares    Amount    Capital      Deficit    Totals

Balance, December 31, 1995
Retroactively Restated     1,084,223  $   1,084   432,621  ($435,842)  ($2,137)

Net Loss for the Year Ended
December 31, 1996                                               (103)     (103)

Balance, December 31,
1996                       1,084,223      1,084   432,621   (435,945)   (2,240)

Net Loss for the Year Ended
December 31, 1997                                             (1,384)   (1,384)

Balance, December 31,
1997                       1,084,223      1,084   432,621   (437,329)   (3,624)

Shares Issued for Services
Retroactively Restated       165,737        166       497                  663

Shares Issued for Expenses
Paid by Officer            2,000,000      2,000     2,890                4,890

Net Loss for Year Ended
December 31, 1998                                             (2,429)   (2,429)

Balance, December 31,
1998                       3,249,960  $   3,250  $436,008  ($439,758)    ($500)

Center Star Gold Mines, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Years Ended December 31, 1998, 1997 and 1996

                                        December      December      December
                                        31, 1998      31, 1997      31, 1996
Cash Flows from Operating Activities
     Net (Loss)                          ($2,429)    ($1,384)         ($103)
    Adjustments to Reconcile Net
    Income to Net Loss Used by
    Operating Activities:
     Loss on Abandoned Mining Claims          -0-         -0-           100
     Forgiveness of Debt                      -0-     (2,284)            -0-
     Non Cash Consulting Fees                663          -0-            -0-
     Gain on Mining Claims                (3,624)         -0-            -0-
     Increase in Accounts Payable            500          -0-            -0-

     Net Cash Used by Operating
     Activities                           (4,890)     (3,668)            (3)

Cash Flows from Financing Activities
     Advances from Officer                 4,890       3,624             -0-
     Repayments of Advances                   -0-       (201)            -0-

     Net Cash Used from Financing
     Activities                            4,890       3,423             -0-

     Net Decrease in Cash                     -0-       (245)            (3)

     Cash at Beginning of Year                -0-        245            248

     Cash at End of Year                $     -0-   $     -0-     $     245

Disclosures from Operating Activities
     Interest                           $     -0-   $     -0-     $     -0-
     Taxes                                    -0-         -0-           -0-

Center Star Gold Mines, Inc.
(A Development Stage Company)
Notes to Financial Statements

NOTE #1 - Organization

The Company was incorporated on May 1, 1961, under the laws of the State of Idaho. On July 21, 1998, the Company filed Articles of Merger in the state of Nevada wherein Center Star Gold Mines, Inc., an Idaho Corporation, merger with Center Star Gold Mines, Inc., a Nevada Corporation, incorporated on June 2, 1998.

The purpose for which the Company is organized is to transact any lawful business or to promote or conduct any legitimate object or purpose under and subject to the laws of the state of Nevada.

Since its incorporation in the State of Nevada the Company is considered to be in the development stage.

NOTE #2 - Significant Accounting Policies

A. The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Inventories:   Inventories are stated at the lower of cost, determined by the FIFO method or market.

F. Depreciation:   The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized. over the lesser of the length of the
related assets or the estimated lives of the assets.   Depreciation is computed
on the straight line method for reporting purposes and for tax purposes.

G. Estimates:   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE #3 - Going Concern

The Company has no assets and no operations from which it can obtain working capital. The Company recognizes that it must find a source of working capital or the Company may not be able to continue its existence.

Center Star Gold Mines, Inc.
(A Development Stage Company)
Notes to Financial Statements -Continued-

NOTE #4 - Income Taxes

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry-forwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal revenue Codes are met. These losses are as follows:

                      Year of Loss           Amount           Expiration Date
                          1998             $     1,921              2013

     Current Tax Asset Value of Net Operating Loss Carry-forwards
          at Current Prevailing Federal Tax Rate                   $     289
     Evaluation Allowance                                               (289)
               Net Tax Asset                                       $     -0-
               Current Income Tax Expense                                -0-
               Deferred Income Tax Benefit                               -0-

NOTE #5 - Stockholders' Equity

Common Stock:

Prior to the merger with Center Star Gold Mines, Inc., a Nevada Corporation, the Idaho Corporation reverse split all of the issued and outstanding shares of common stock on a one for four basis. There were 5,000,000 shares pre-split and 1,249,960 post-split shares outstanding.

The Idaho Corporation issued 165,737 post-split shares of its common stock for consulting services valued at the par value of the shares issued in the amount of $663.

Shareholders of the Idaho Corporation received on a share for share basis shares of the Nevada Corporation after the merger.

Subsequent to the merger the Company issued an officer 2,000,000 shares for $4,760 the officer had expended in behalf of the Company.

Center Star Gold Mines, Inc.
(A Development Stage Company)
Notes to Financial Statements -Continued-

NOTE #5 - Stockholders' Equity -Continued-

Accumulated Deficit

The Company has accumulated deficit as follows:

     Prior to the Development Stage                     $     437,329
     Post Merger and During the Development Stage               1,929

     Total                                              $     439,258

NOTE #6 - Forgiveness of Debt

A former officer of the Idaho Corporation had advanced to the Company $3,624. Concurrent with the change in management with the Nevada Corporation he forgave $3,624 owed him by the Company.

NOTE #7 - New Technical Pronouncements

In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130
effective with the fiscal year ended December 31, 1998.  Adoption   of SFAS
No. 130 is not expected to have a material impact on the Company's financial statements.

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

Exhibit No.          Description                                       Page

   2.1               Articles of Incorporation filed June 2, 1998        *

   2.2               Articles of Merger filed July 21, 1998              *

   2.3               Plan and Agreement of Merger dated June 23, 1998    *

   2.4               Current Bylaws                                      *

   3.1               Form of Common Stock Certificate                    *

   6.1               Debt Settlement Agreement                           *

   12.1              Consent of Auditor                                 29

        *Incorporated by reference from the Company's original registration statement on Form 10-SB filed with the Securities and Exchange Commission on January 11, 1999, file no. 0-29804.


SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CENTER STAR GOLD MINES, INC.



Date: June 2, 1999               By /s/ Rhonda Eardley
                                        Chief Financial& Principal Accounting
                                        Officer


                                 By /s/ Howard M. Oveson, President

EXHIBIT 12.1

/Letterhead/
Schvaneveldt & Company
Certified Public Accountant
275 East South Temple, Suite #300
Salt Lake City, Utah 84111

Darrell T. Schvaneveldt, C.P.A.

Consent of Darrell T Schvaneveldt
Independent Auditor

     I consent to the use, of our report dated May 13, 1999, in this amended Form 10-SB, on the financial statements of Center Star Gold Mines, Inc., dated December 31, 1998, included herein and to the reference made to me.

/s/ Schvaneveldt & Company
Salt Lake City, Utah
June 7, 1999